

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2020

William J. Rouhana, Jr.
Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, CT 06807

      Re: Chicken Soup for the Soul Entertainment, Inc.
          Registration Statement on Form S-1
          Filed June 16, 2020
          File No. 333-239198

Dear Mr. Rouhana:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services